Johnson Outdoors


SUB GEAR
SUB GEAR


Old Town

Building Value

Annual Report | 2011




Eureka!

JOHNSON OUTDOORS
THE SPIRIT OF ADVENTURE

Global Footprint

$407.4 Million FY 2011 Revenue

Products sold in **81** countries

1,300 employees

17 facilities in **10** countries



Mission

To be the innovation leader and bring excitement and growth to our markets.

Vision

To own the outdoor adventure with innovation and passion!

2011 Sales by Division



Marine Electronics 54%

- Trolling Motors
- Downriggers
- Fishfinders
- Navigation Devices

Diving 22%

- Regulators
- Buoyancy Compensators
- Dive Computers
- Masks/Fins/Snorkels
- Wetsuits





Watercraft 14%

- Canoes
- Kayaks
- Paddles
- Accessories
- Personal Flotation Devices

Outdoor Gear 10%

- Consumer Tents
- Commercial Tents
- Military Tents
- Compasses
- Accessories



Financial Snapshot


new product sales

In 2011, new products generated more than 40% of total sales.

More than a third of annual revenue has come from new, innovative products for seven consecutive years.

Operating Results	2009	2010	2011
Net sales	$356,523	$382,432	$407,422
Gross profit	132,782	153,523	163,135
Operating profit	272	14,554	17,670
Net (loss) income	(9,671)	6,539	32,644
Diluted earnings per common share	$(1.06)	$0.68	$3.36
Diluted average common shares outstanding	9,165	9,267	9,287

◀ Profitability continues to climb

Capitalization	2009	2010	2011
Total debt	$31,563	$23,810	$14,972
Shareholders' equity	115,825	126,369	163,525
Total debt to total capital	21.4%	15.8%	8.4%

◀ Debt is at an 11-year low

Our brands command the **top positions** in their markets.

#1

Minn Kota® | Motors
Humminbird® | Fishfinders
Old Town® | Canoes
Necky® | Kayaks
Ocean Kayak™ | Kayaks
Cannon® | Downriggers
SCUBAPRO® | Diving Gear

#2

Eureka!® | Family Tents
Silva® | Field Compasses

SCUBAPRO
SUBGEAR
Eureka!
Silva
TECH4O
HUMMINBIRD
MINN KOTA
geonav
extrasport
CANNON
OCEAN KAYAK
carlisle
LAKEMASTER
LEADING IN ACCURACY, FOLLOWING WITH SUCCESS
Old Town
CANOES KAYAKS
NECKY KAYAKS

Contents

Message from the Chairman



Committed to building value



Helen P. Johnson-Leipold
Chairman of the Board

A 2011 survey by the acclaimed Boston Consulting Group found that in today's post-recession environment, investor objectives have shifted from short-term return to longer-term value creation. Investors said they assess prospects using three main value-based criteria: strong management teams, solid competitive advantages and good growth prospects.

Johnson Outdoors has always been committed to enhancing long-term value for all stakeholders—employees, customers, consumers and shareholders. Over the years, we have maximized and leveraged our iconic brand equities to establish an unmatched breadth of distribution that enables us to expand into new segments and new markets with speed and agility. And our steadily improving performance in the face of a start-stop recovery demonstrates the depth of our team's ability to deliver on our commitment in good times and bad.

Looking back

Building value is the driving force behind our three-year strategic plan. The aggressive transformation we launched in 2009 laid the groundwork, creating a stronger, more competitive company that delivered powerful results in 2010. We met or exceeded every financial target, outperforming our markets and the competition.

2011

Message from the Chairman

In the first half of fiscal 2011, our financial results were the best in the last ten years. In the second half of the year, economic uncertainty slowed industry-wide recovery of outdoor recreational products. However, our quick response to market fluctuation, coupled with the strength of our diverse portfolio, enabled us to achieve year-over-year growth in revenue, profit and earnings.

Innovation keeps our brands strong and growing. In 2011, new products generated more than 40 percent of total company sales, helping propel Minn Kota® and Humminbird® into elite $100,000,000 brands. In fact, for seven years running, more than a third of total company revenue has come from market-winning new products.

Net income advanced to $32.7 million or $3.37 per diluted share versus net income of $6.5 million or $0.68 per diluted share in the previous fiscal year, due in part to a $21.9 million reversal of our deferred tax asset valuation allowance. Excluding the benefit of this non-cash item, adjusted net income was $10.8 million, or $1.12 on an adjusted earnings per diluted share basis—a 66 percent improvement over the prior year.

Looking ahead

Our strategic plan gives us the structure to make the right choices in the face of challenges, enabling us to continue to lead our markets, deliver long-term, profitable growth and enhance value for shareholders. The strength of recovery of outdoor recreation markets will set the pace for growth in 2012, the final year of our three-year plan.

However, our horizon looks beyond a single year. So, we are investing in new categories, segments and technologies to accelerate profitable growth in our Marine Electronics and Diving businesses in the future; we are constantly evaluating acquisition opportunities; and we are staying focused on the balance sheet. Above all, Johnson Outdoors is building on the strengths you'll read more about in this report:

- Market-leading brands
- Meaningful innovation
- The right price/value balance
- Powerful distribution channels
- Top-quality customer service
- A performance-based culture

These are the keys to sustainable growth that create shareholder value. That long-term focus underlies every aspect of our strategy.

Looking behind the scenes

So how do we create value? This report takes you "behind the scenes," presenting the foundations of our transformation. It explains what we are doing to grow our brands, to sustain our performance and to build value for all stakeholders. You will find details on our strategy and tactics and better understand our plan and our priorities.

Our story is generating excitement among investors, particularly those who embrace a company with a proven record of sustained, profitable growth. While the outdoor recreation industry overall was negatively affected by the recession, outdoor enthusiasts—the anglers, divers, paddlers and campers who demand the latest and greatest—have been drawn more and more to Johnson Outdoors' innovation-rich brands.

Our transformation is nearly complete. While more work lies ahead, we are clearly stronger, more competitive and better positioned than ever to deliver sustained profitable growth and enhanced shareholder value, now and in the future.

We are hard at work on our next multi-year plan, determining the strategy that will help us not only withstand challenges, but build even greater value. I look forward to sharing the details of that plan with you in the months ahead.

Helen Johnson-Leipold

Helen Johnson-Leipold
Chairman & Chief Executive Officer





Growing Our Brands



Powerful brands fuel success

Market-leading brands are the key to continued growth for Johnson Outdoors. Maintaining the Number 1 or Number 2 positions in our markets is a top priority.

Why does brand matter? In the outdoor recreation industry, people value and reward innovation, quality and experience. And they link those qualities to the name on the product.

Great brands let us compete on factors other than price. Our powerful brands...

- Differentiate us from competitors, delivering instant credibility.
- Attract and influence customers, speeding the sales cycle.
- Reinforce relationships with business partners as well as consumers, opening markets and increasing sales.

In short, our brands are business assets that add significantly to our bottom line.

Johnson Outdoors grows and strengthens our brands through the strategies described in the next few pages: innovation, focused marketing, targeted distribution and product excellence.


TALON

Leveraging brand equity

The Minn Kota® Talon, a push-button deployable shallow-water anchor, has energized a once-sleepy market segment. It's easier to mount than the competition, deploys faster, holds stronger and won't damage vegetation or the bottom. **With the durability and performance customers expect from the brand, the Talon is Minn Kota's top-selling new product for 2011.**

Delivering a must-have

Strong core brand innovation fuels Johnson Outdoors' competitiveness and organic sales growth. For seven years straight, more than a third of our revenue has come from new products—a clear indicator of innovation's ability to drive marketplace demand even when the battle for consumer discretionary dollars is fierce.

Meaningful innovation helps us hit the right price/value balance, delighting consumers while improving margins. It's especially critical in our Diving and Marine Electronics segments, where avid enthusiasts eagerly seek the next "must-have" gear or equipment.

These enthusiasts are early adopters, trendsetters always searching for new ways to make their experience more enjoyable regardless of the economic climate. In the Marine Electronics market, for example, a Southwick Associates survey found purchases of fishing equipment remained steady in 2011 versus the previous year.


LAKEMASTER
CONTOUR ELITE
WISCONSIN EDITION
PLAN TO CATCH
WISCONSIN
HUMMINBIRD
UNLEASH THE SECRETS OF THE DEEP
N 31° 10.366'
W 094° 13.196'
Simulatio
100ft
Depth ft
29.4
N 25°42.611'
W 080°13.338'
Speed mph
5.6
Course
359
VLT
12.4

LakeMaster® Digital Charting Technology

LAKEMASTER®
LEADING IN ACCURACY, FOLLOWING WITH SUCCESS

A technology exclusive

Our strategic acquisition of LakeMaster®, the gold standard in regional electronic charts and fishing and boating maps, adds to our portfolio of proprietary technologies. We're already expanding geographic coverage, developing innovative new chart features and integrating this exclusive technology with our other marine electronic offerings to maximize LakeMaster's growth potential.

Our innovation strategy in Marine Electronics is to maximize technology to help the angler catch more fish. That means staying on top of constant electronic and digital advancements. We're looking for new technologies and new ways to apply existing technology to reach our goals.

The result is a strong, healthy innovation pipeline. New products like the Minn Kota® Talon, an award-winning shallow water anchor, and Humminbird® Down Imaging™ sonar technology bring excitement and growth to their categories. And the Minn Kota® i-Pilot®, introduced last year, has revolutionized steering and positioning with its wireless approach. Year I sales exceeded expectations, and Year II has been even bigger.

We also work to maximize the market potential for product innovation, making technology accessible to the broadest audience. Humminbird® Side Imaging® and new Down Imaging™ sonar technologies, for example, are now available in fishfinders at every price point, for anglers from amateur to professional. And users of Cannon's® new Digi-Troll electric downriggers can preset intervals and depths for up to six bait lines with a backlit keypad—or through their Humminbird fishfinder, via the unique CannonLink® system.

Innovative products capture media attention and, year after year, win awards for Johnson Outdoors. The true "must-have" of innovation, however, is consumer appeal, proven by sales and share gains that confirm our brands just keep growing and growing.


HUMMINBIRD
HUMMINBIRD
29.7
5.6 359 11.8

Humminbird® 1158c DI

Innovation Highlight

Marine Electronics

Humminbird® 1158cDI expands picture and appeal

This year Humminbird pointed its pioneering technology in a new direction. The 1158c DI, an ICAST 2011 Best in Show winner, uses Down Imaging™ technology to deliver detailed views of what's below the boat: timber, brush, bridge pilings, rocks and other structure where fish might linger. It emits high-frequency sound waves in razor-thin slices, using sonar returns from the waves to create an instant "snapshot."

With Humminbird Side Imaging®, showing structure out to 240 feet on each side of the boat, and 2D Sonar, for targeting fish, Down Imaging rounds out a full range of fishfinding technologies for anglers—and keeps Johnson Outdoors clearly in front of the competition.

Focused Marketing

Expanding market opportunity

The outdoor recreation industry is fragmented, with many brands serving many categories. That makes focused marketing a valuable key to brand growth. Johnson Outdoors is adept at leveraging brand equity to expand existing markets, enter new geographies or consumer segments and jump-start entire categories.

In Diving, for example, we recognized that the largest, fastest-growing market segment is the mid-price segment—made up of new and recreational divers who don't yet need the sophisticated technical capabilities of SCUBAPRO®, the world's Number 1 dive equipment brand.

So we built on the power of the SCUBAPRO name to introduce SUBGEAR®, a new brand of mid-price, lifestyle-oriented dive gear. SUBGEAR complements SCUBAPRO, offering a commitment to quality and service on which dealers and divers can rely. Over the past 18 months, we've significantly expanded global distribution of SUBGEAR while at the same time growing SCUBAPRO sales. The plan: Inspire today's SUBGEAR recreational diver to become the SCUBAPRO diving enthusiast of tomorrow.

In Outdoor Gear, Eureka!® Is expanding its presence to include backpacks in 2012. This focused collection is targeted at family campers, backpackers, hunters and anglers, with features such as padded hip belts, safety whistles, built-in rain covers and a padded hydration sleeve that doubles as a laptop compartment. Customers and consumers alike know they can expect the comfort and performance common to all Eureka! products.

Targeted, innovative marketing also creates demand for our products. In Marine Electronics, for instance, Humminbird® has a significant social media presence among all those linked-in anglers. We're front and center in their conversations about catching great screen shots as well as big fish.

Offering more to existing consumers and connecting with more and more consumers in a fragmented market—our marketing strategy brings it all together to keep our brands growing.



Marketing Highlight
Outdoor Gear

Building on big names

Named after peaks in the Adirondacks, the new Eureka!® backpacks are designed for comfort and accessibility on day trips, weekend travels and longer treks. And the Eureka! brand name carries a heritage of quality.

Eureka!
FOR LIFE OUTDOORS.



Serving customers with technology

Here are just a few ways Johnson Outdoors uses technology to enhance value for our retail partners.

Trading Partner Intelligence (TPI) captures weekly point-of-sale data from key partners. Metrics include units sold, sales dollars, on-hand levels and more, sorted by item, retailer and location.

TPI lets us give our top retailers detailed product recommendations by brand and region, so they can meet consumer demands without costly overstock. The result: we grew sales with these partners in 2011 while reducing inventories.

BOATS is a secure e-commerce site for Watercraft's specialty dealer channel. Dealers can browse products, check availability, and order and pay online. In 2011, nearly 600 users accessed BOATS.

Shopatron lets our Cannon® brand reach consumers directly while still supporting our trade partners. Consumers place an order online, and, behind the scenes, retailers bid to fulfill it, sharing in online marketing proceeds.

Sales through Shopatron rose 50 percent from 2010 to 2011. It's a win all around: Consumers enjoy online convenience, retailers get new business, we strengthen partnerships—and Cannon sales and brand awareness grow.



Eureka!
Sawtooth 45L

Great features, great value

We're building momentum in Outdoor Gear with products like the Discover GPS Watch from Tech4O®. This powerful watch delivers speed, distance, navigation and heart rate data, with route mapping and PC link and analysis software that interfaces with Google Earth.

TECH4O®
NOTHING'S BEYOND YOU.

Sawtooth 45L Backpack



TECH4O
LIGHT
MODE
GPS SYSTEM
VIEW

Discover GPS Watch


Eureka!
Old Town
NECKY

Market fact:
Prior to the 2008 holiday season, active Americans expected to spend 11% of their sports, recreation and fitness gift dollars at independent specialty stores. That number has increased each of the past three years, reaching 18% this year, showing that specialty stores have capitalized on their unique advantages to add value to the shopping experience.

Succeeding with channel partners

One of Johnson Outdoors' greatest assets is the unmatched breadth of our portfolio, which translates into unparalleled depth of distribution. We build on strong partnerships with distributors to penetrate our markets and grow our brands in more than 80 countries.

This year we identified a major opportunity for Watercraft and Outdoor Gear. Research shows that paddle specialty and outdoor specialty channels together represent about half of the $1.5 billion market for our camping and paddling products, and an even higher percentage of our price/value target consumers. By combining Watercraft and Outdoor Gear and focusing our resources on the specialty class of trade, we can maximize the growth opportunity for both businesses.

Specialty channels are composed of small business owners—the experts to whom enthusiasts look for advice and premier brands. These dealers need sales programs and terms that reflect their size; marketing and product support to compete with larger retailers; and simple, cost-effective business processes to improve profitability. Our goal is to meet these unique needs and become the partner of choice for these local and regional retailers, creating a distinct, sustainable competitive advantage.

Our Watercraft and Outdoor Gear brands were once exclusively sold through the specialty channel and have established strong momentum lately with specialty-only brands and models. In 2012 we'll build on that momentum and ensure continuity for dealers as we look for ways to make the most of channel synergies. From there we'll work to be an easier, more profitable partner for specialty vendors—creating growth for their businesses and for ours.



An edge for paddlers—and dealers

The Necky® Vector 14™ sit-on-top kayak, sold through authorized Necky specialty dealers, is geared for more advanced paddlers. With a hull designed to deliver the performance of a high-end sea kayak, the Vector 14 draws in consumers eager to push the speed and distance envelope.

NECKY® KAYAKS



Necky® Vector 14™ Kayak, "Storm"

Honors and awards

Every year, Johnson Outdoors' products achieve new levels of innovation, performance and quality, earning recognition from industry trade groups, publications and the all-important consumer. Here are winners from 2011.



Eureka!® Mansard 8 Tent

Camping Life 2011 Editors' Choice

The Eureka! Mansard tent brings luxurious convenience to the base camp tent market. Its proprietary hubs and box frame construction create near-vertical walls, with well over six feet of headroom. Two large doors, a removable divider curtain that can create two internal rooms, and large front and rear vestibules help the Mansard comfortably house the entire family.


2011
EDITORS CHOICE
CampingLife


HUMMINBIRD
29.7
5.6
359
11.8

ICAST 2011
New Product Showcase WINNER

Humminbird® 1158c DI

Winner, ICAST 2011

Best in Show, Electronics

This huge 10.4" LED backlit color display delivers incredibly detailed views of the bottom and structure below the boat, thanks to new Down Imaging™ technology and DualBeam PLUS™ sonar. With GPS chart plotting and options like Ethernet networking and Satellite Weather, the 1158c DI makes for the best possible fishing experience.


SCUBALAB
2011
TESTERS' CHOICE

SCUBAPRO® Everdry4 Drysuit

SCUBALAB 2011 Testers' Choice

The Everdry4 combines a wetsuit's soft, supple comfort with the watertight warmth of a dry suit. It weighs half as much as traditional dry suits, yet offers better protection and buoyancy stability at depth than traditional wetsuits. All in all, the Everdry4 provides a comfortable dive from start to finish.


Eliza

Necky® Eliza™ Kayak

2011 Sea Kayaker Readers Choice Award—Best Women's Kayak

Available in a number of models, including a new ruddered composite version, the Necky Eliza is ergonomically designed around a woman's hip and leg physiology and overall body proportions. Its low profile and cockpit dimensions allow flexibility for rolling, bracing, surfing and spirited paddling.

Necky® Vector 13™ Kayak

2011 National Geographic Gear of the Year Selection

The Vector 13 is the rare sit-on-top that paddles like a sit-inside touring craft, combining stability and style—the best of both water worlds. As National Geographic Adventure wrote when naming this kayak as must-have gear, "The Vector 13 will make you rethink just how cool the category can be."





SCUBAPRO® MK 11/C200 Regulator

Sport Diver Magazine 2011 Gear Guide

SCUBAPRO® MK 25/A700 Black Tech Regulator

Sport Diver Magazine 2011 Editor's Pick



These regulators reflect SCUBAPRO's continued commitment to great breathing performance for recreational and technical divers. The MK 11/C200 combines a lightweight first stage with a compact, uncomplicated second stage, for the value consumers demand. The MK 25/A700 combo delivers high performance with a stealthy new look: a Titanium Nitride PVD coating that boosts surface hardness and durability.

Sustaining Performance





Transformation produces measurable results

For Johnson Outdoors, building value requires maximizing marketplace performance and strengthening operational results.

In 2009, we launched an aggressive transformation of our organization—a three-year plan focused on achieving sustainable results:

- **Reduce our cost structure**, lowering our breakeven point.
- **Enhance price/value**, meeting tougher marketplace criteria.
- **Achieve targeted revenue gains**, growing profits faster than sales.
- **Better manage the balance sheet**, improving net income while reducing working capital and debt.

We delivered dramatic results in 2010, meeting or exceeding every fiscal target.

When the economic recovery slowed midway through 2011, we had the strength and flexibility to adapt quickly. And we continue to surpass competitors in return on equity.

The business results in the next few pages show we're addressing the elements that we can control. When we're challenged by elements beyond our control, such as bad weather and economic downturns, our strategy positions us to sustain performance and capture opportunities for continued growth.



Known for its innovative rotational-molding process for forming polyethylene kayaks and canoes, Old Town® also shapes paddlers' expectations for comfort, ease and affordability. **That's key in meeting the market's increasingly stringent price/value criteria.**



Letter from the CEO and CFO

Strategy promotes success in a challenging environment

After outstanding results in the first six months of 2011, industry recovery slowed in the face of economic, political and weather-related challenges. Even so, our strong brands and diverse portfolio enabled Johnson Outdoors to grow total company revenue 7 percent year-over-year, with innovative new products accounting for 40 percent of revenues.

Operating expense in 2011 was lower as a percentage of sales, although $6 million higher than in 2010 due to higher volume and R&D spending, as well as higher legal costs driven in part by efforts to enforce our patented Humminbird side imaging technology. Reported earnings were up significantly over 2010 due in part to a reversal of our tax asset valuation allowance. Still, excluding this non-cash item, adjusted net earnings increased nearly 70 percent.

We're seeing results from our commitment to a strong balance sheet. Average working capital was 30.8 percent of net sales versus 29.8 percent last year on a trailing twelve-month basis. Factors behind this modest increase include higher volume and continued demand in MEG. In addition, the tsunami in Japan and flooding in the northeast U.S. tied up inventory in Diving and Outdoor Gear respectively. At year-end, total working capital dollars were below prior year, so overall we feel good about our ability to keep working capital in check despite market volatility.

Cash from operating activities increased over 50 percent over the prior year, and all units contributed to positive cash generation. Importantly, excluding the non-cash tax asset reversal, adjusted earnings per diluted share nearly doubled, reemphasizing our commitment to sustained profitable growth and enhanced shareholder value.

Looking ahead, due to the need for added investment in innovation and the ongoing unpredictability surrounding external factors which could impact recovery of outdoor rec markets, 2012 will be a challenging year. That said, we end fiscal 2011 with a strong, healthy balance sheet, a threefold improvement in net cash year-over-year and confidence in our ability to withstand the economic tides.

Helen Johnson-Leipold
Chairman & Chief Executive Officer

David W. Johnson
Vice President & Chief Financial Officer

Business Recap: Marine Electronics

Net Sales: $222.1 Million

Largest business thrives with innovation, teamwork

Continuing its 2010 success, the Marine Electronics group delivered a stellar 2011 performance, creating huge demand with unique new products and targeted marketing—and keeping pace with that demand through efficient manufacturing.

Two brands surpassed $100 million in sales: Minn Kota®, the world's #1 brand of electric fishing motors, and, for the first time, Humminbird®, the world's leading fishfinder brand. Cannon® downriggers, Geonav® marine navigation technology and LakeMaster® digital charting technology and products complete the Marine Electronics group, which accounts for nearly half of Johnson Outdoors' sales.

Net sales for the group jumped $36.6 million, or 19.7 percent, in 2011, and operating profit increased by $7.1 million—more than 50 percent—with higher-margin products such as the Minn Kota® Talon™, Minn Kota® i-Pilot®, and Humminbird® Down Imaging™ and Side Imaging® fishfinders.

Marine Electronics will continue to be our growth engine, fueled by deep market penetration and broad distribution. Since we acquired Minn Kota 40 years ago, fishing electronics has grown from niche products to a sophisticated market serving millions of enthusiasts. And just as we've built Humminbird into a sonar powerhouse since we acquired it seven years ago, we expect to establish Geonav and LakeMaster as leaders—creating growth opportunities for all our Marine Electronics brands.


geonav

Geonav® GIS 12 Multi-Function Display with BlueLogic™ User Interface





I had a pretty good tournament season this year and couldn't have done it without my Humminbird® or my Terrova. I absolutely love i-Pilot®. Thank you for making my days on the water more productive, and keep up the good work.

—Ron Levine, pro fishing champion

The electronics enthusiasts love

Minn Kota's® **i-Pilot® wireless trolling system** uses GPS technology to steer and position a boat. Anglers can press a button on the wireless remote to stay on a fishing spot, retrace trolling paths or take full control of speed and steering. After a fantastic 2010 launch, i-Pilot sales in 2011 again exceeded expectations.



MINN KOTA
i-Pilot
CANNON
HUMMINBIRD
LAKEMASTER
geonav
MINN KOTA

i-Pilot® Wireless GPS Trolling System

i-Pilot® Remote Control


SUB GEAR
Cayman
C300
SCUBAPRO
SUBGEAR

Compact design, big performance

This year SCUBAPRO® introduced the C300 second stage regulator, which incorporates new Optimized Flow Design technology for uncompromised breathing performance. Divers enjoy a compact, midrange system with all the adjustment options of a high-end regulator.



SCUBAPRO®
C300 Regulator

Business Recap: Diving

Net Sales: $89.5 Million



SUBGEAR® XP-10
3-Gauge Dive
Computer

Adding value for consumers yields growth amid challenges

Despite the tsunami in Japan, political upheaval in the Middle East and economic turmoil in Europe, Diving turned in modest topline growth in 2011. Net sales increased $4.4 million, or 5.2 percent, and operating profit rose by $0.8 million, or 19 percent, over 2010.

Our priorities in this global business are clear: grow share and improve margins.

SUBGEAR®, our new mid-priced line of dive equipment, delivered double-digit growth in 2011, while our flagship SCUBAPRO® brand grew share in the premium-price dive segment. SUBGEAR's price points appeal to the largest, fastest-growing dive gear segment, and its global rollout exceeded expectations. In 2012 we'll expand distribution beyond our elite SCUBAPRO dealer network.

Supply chain optimization is essential in our efforts to improve margins. This year we began implementing a common ERP platform in Europe, an important step in reducing costs.

We are moving ahead carefully to ensure operations remain stable through the year-long transition.

Meanwhile, superior innovation, quality, value and service will keep SCUBAPRO and SUBGEAR on top of the market.

Understanding the diving lifestyle

Most divers must travel to enjoy their sport—and they can go anywhere with the SCUBAPRO® GoTravel BCD. Lightweight and extremely comfortable, it includes original features such as an integrated weight system. The entire BC easily folds for storage in its own travel sack.


SCUBAPRO

SCUBAPRO®
Go Travel BCD



Business Recap: Watercraft & Outdoor Gear

Net Sales: $96.6 Million (combined)


carlisle

Resources combined to target specialty channels, enthusiasts

Cold, rainy weather delayed the start of this year's paddling and camping season, and late summer rains cut it short, making 2011 a difficult year for Watercraft and Outdoor Gear. But with plans to combine resources and target long-term growth in the specialty trade, these businesses are entering 2012 with fresh enthusiasm and strong momentum.

Watercraft, which dramatically improved profitability in 2010, saw 2011 sales drop 9.8 percent, or $6.3 million, with an operating loss of $1.4 million. Brands include Old Town® canoes and kayaks, Ocean Kayak™, Necky® kayaks, Carlisle® paddles, and Extrasport® personal flotation devices.

Outdoor Gear, comprising Eureka!® tents, Silva® field compasses and Tech4O® performance measurement instruments, was hit hard by reduced U.S. government spending on military tents. Net sales dropped 20 percent, to $38.9 million, and operating profit was $3 million.

Yet we see steady growth for both businesses with specialty retailers, which make up nearly half of the combined market for camping and paddling. It makes sense to focus consolidated Watercraft and Outdoor Gear marketing and sales resources on these channels, leveraging synergies to become these retailers' partner of choice.

It's a big opportunity, and we're taking the time to do it right. Our 2012 priority is to maintain momentum in the specialty channel while developing programs for 2013. We'll also evaluate operational synergies to ensure we continue to meet customer expectations for innovation, price/value, quality and service.

Family camping made even easier

In 2012 Eureka!® expands its Copper Canyon™ recreational tent line with the Copper Canyon 4, a six-pole cabin-style, four-person tent. With a center height of seven feet and near-vertical walls, it's spacious and inviting. Easy assembly, interior pocketing and hanging gear loft organizers add convenience, while a full mesh roof and side windows for increased ventilation enhance comfort.




Old Town

Old Town® Saranac™ 160 XT Canoe

Carlisle Expedition Kayak Paddle


carlisle
NECKY KAYAKS
OCEAN KAYAK
Old Town
CANOES KAYAKS
carlisle
Eureka!
Silva
TECH4O
SARANAC 160XT

New canoe design promotes fun

Building off last year's successful Saranac™ 146 launch, Old Town® expanded the family in 2011 with the Saranac 160. Saranac canoes feature a modified design with slightly lowered seats, paddling better than most other recreational canoes. The Saranac 160 includes comforts like contoured bow and stern seats, a center bench with storage compartment, and molded-in rod and cup holders. Available in base, XT and angler versions, the Saranac continues Old Town's tradition of innovation and quality for affordable family fun.

Strategy 2011

Focusing on the pursuit of value

How do you sustain performance in the face of earthquakes and floods, rioting and revolutions, currency fluctuations and economic uncertainties? For Johnson Outdoors, it comes down to two words: **strategy** and **discipline**.

We're committed to our three-year strategy, emphasizing balance sheet management. And we're disciplined in our follow-through, making the most of our organizational strengths:

- **A lean infrastructure.** Johnson Outdoors maintains a strong, streamlined center providing direction and resources for each of our businesses.
- **Cross-business synergies.** We look for ways our businesses can complement each other, creating greater value in R&D, sales and marketing, and distribution.
- **A results-driven focus.** Our organization is fully aligned and committed to continuously improved performance.

Improving Sales and Profitability



Net Sales ($ Millions)
Operating Profit ($ Millions)
400
300
200
100
0
25
20
15
10
5
420.8
356.5
382.4
407.4
8.6
8.7
14.6
18.0
FY 2008
FY 2009
FY 2010
FY 2011

Net Sales
Compared to Operating Profit
*Excluding unusual items

Reducing Debt to Historic Low



$ Millions
20
15
10
5
0
-5
-10
-15
-20
-25
-30
18
4
-10
-30
FY 2008
FY 2009
FY 2010
FY 2011

Debt, Net of Cash
*Excluding unusual items

Maintaining Strong Cash Flow



$ Millions
35,000
30,000
25,000
20,000
15,000
10,000
5,000
0
FY 2008
FY 2009
FY 2010
FY 2011

Operating Cash Flow

Increasing Productivity, Efficiency


1,800
1,600
1,400
1,200
1,000
800
600
Number of Employees
20
15
20
10
5
0
-5
-10
-15
-20
-25
-30
Operating Profit per Employee
$ Thousands
FY 2008
FY 2009
FY 2010
FY 2011

Profit per Employee

Outperforming Our Peers


180
160
140
120
100
80
60
40
20
JOUT
PEER
Oct-08
Apr-09
Oct-09
Apr-10
Oct-10
Apr-11
Sep-11

Shareholder Value Performance (As Reported)

Peer Group Includes:
Arctic Cat Inc. (ACAT)
Black Diamond (BDE)
Brunswick Corporation (BC)
Cybex International Inc. (CYBI)
Callaway Golf Co. (ELY)
Escalade Inc. (ESCA)
Jarden Corp (JAH)
Marine Products Corp. (MPX)
Nautilus, Inc. (NLS)
Quicksilver Inc. (ZQK)

Discipline 2011

Discipline also means continually seeking operational improvements and cost reductions. *In Marine Electronics and Diving, for example,* we source goods and materials strategically. In Outdoor Gear, we're pursuing value-engineering to decrease the cost of sales. And ERP for our Diving business in Europe will complete the company's implementation, giving us essential visibility into operations and inventory. The process is resource-intensive, but in place, ERP zeroes in on waste and increases efficiency. Forecasting, inventory *management and back-office effectiveness all* improve—and profitability increases.

Sustaining performance can be a challenge in any environment. With a focused strategy and a commitment to discipline, Johnson Outdoors is positioned to meet that challenge.


NECKY
NECKY

Enhancing Value



Executing a strategy to help all stakeholders win

The ultimate result of growing our brands and sustaining performance is to create measurable value for all Johnson Outdoors' stakeholders, particularly our shareholders.

As a publicly traded, closely held business, ours is a compelling, unique story among small- and micro-cap companies. Studies show that owner-managed and -controlled companies create more value over time compared with those where management is less invested in the business' long-term performance. Simply put, our objectives are aligned with those of our shareholders—to achieve long-term, profitable growth.

Entering the final third of our current three-year plan, our transformation is nearly complete and sustainability is in focus. We continue to simplify our business model. Strengthen our balance sheet. Gain share. And outperform the market—thereby building value in our brands and businesses that translates into value for our shareholders.

While share prices and market moves are unpredictable, our shareholders can rely on our commitment to flawless execution of our strategic plan in pursuit of enhanced competitiveness and profitability.



We enhance value for all stakeholders through strategies designed to grow share and optimize profitability even in challenging times. For example, Eureka!®, one of the ten best-known outdoor recreation brands, is pursuing success in the specialty channel with revamped product lines and programs.

Strategic Plan

Building on a solid core

Johnson Outdoors' strategic plan starts with two overarching objectives:

- Grow share by leveraging our market leadership
- Grow profits faster than sales

To achieve those objectives, our current and upcoming three-year plans build on:

- **Meaningful innovation**, growing our customers' business and our own.
- **Superior service**, meeting dealer and consumer needs like no other company.
- **Quality**, striking the right price/value balance while outshining the competition.

Four Cs are key to success

We call the strategies we're pursuing to enhance value "the four Cs."

1. Cost control

We've removed $18 million from our business cost structure and cut the cost of debt. Streamlining also focuses on:

- Cost of sales
- Supply chain
- Design engineering
- Global systems/ERP

Targets:

- Operating expense at 34% of net sales
- Borrowing costs 15% below 2010 levels

2. Customer focus

To be the partner of choice among retailers, especially specialty dealers, we offer value-added customer service:

- Products with attractive price/value margins
- Accurate, on-time order delivery
- Superior business support to create a true partnership

Proven staying power

Outdoor recreation (fishing, paddling, camping and diving) presents distinct advantages for our business and our shareholders. Positive demographics include high-spending, avid participants. Price premiums reward innovation, retail experience and technical expertise. Fragmented categories create opportunities for many brands.

The outdoor recreation industry has proven staying power. And with our leading brands, superior innovation and performance-driven culture, Johnson Outdoors is uniquely positioned to deliver long-term, profitable growth.

3. Competitiveness

Our continued outperformance draws on Johnson Outdoors' strengths:

Innovation. We are the innovation leader in our markets. For seven consecutive years, more than 33% of our revenue has come from new products.

Market development. We uncover and also create profitable market segments. Our most recent success, SUBGEAR® mid-price diving gear, delivered double-digit growth in 2011. In 2012, we expect our Geonav® brand to capture significant opportunity in big boat navigation.

Strategic acquisitions. We make smart acquisitions that meet strict criteria: growing market, leading brand, compatible culture, fair price. More than half our 2011 revenue was driven by acquisitions.

4. Cash

We're balancing investment in growth with cost controls, and managing inventories to contain working capital while meeting market demand.

Target:

- Working capital days at 2010 level

A culture of accountability

To drive growth, Johnson Outdoors depends on the four Cs, as well as a fifth C—culture.

Our company has the family feel and sensibilities of a small business, with the sophisticated capabilities of a large multinational enterprise.

Our people-focused values go hand-in-hand with our performance-based culture, encouraging and rewarding improving business results. **Our culture is an asset that no competitor can duplicate.**

Measuring progress

In the first two years of our plan, we met or exceeded our targets and achieved business-specific goals such as restructuring Watercraft and reducing Diving costs. Company-wide performance targets for 2012 include:

- Grow net sales 5%+ CAGR
- Operating margin of 6% (vs. 2009's 1%)

Industry recovery is key to reaching these targets. But whatever the economy, we are committed to executing our strategic plan...measuring success through enhanced shareholder value.





Front row , seated (L-R): Mr. Pyle, Ms. Johnson-Leipold, Mr. London
Back row, standing (L-R): Mr. McCollum, Mr. Fahey, Mr. Lang



Board of Directors

Helen P. Johnson-Leipold
Chairman of the Board since 1994. Chairman and CEO, Johnson Outdoors; Chairman and Director, Johnson Financial Group, Inc.; Director, S.C. Johnson & Son, Inc.; Chairman, The Johnson Foundation.

Thomas F. Pyle, Jr.
Vice Chairman of the Board and Director since 1997. Chairman, The Pyle Group; Director, Sub-Zero Corporation; Non-Executive Chairman of Uniek, Inc.; Trustee, Wisconsin Alumni Research Foundation; Member, Kennedy Center National Advisory Board.

John M. Fahey, Jr.
Director since 2001. Chairman and CEO, National Geographic Society; Director, Exclusive Resorts; Member of the Board, Smithsonian National Museum of Natural History.

Edward F. Lang
Director since 2006. Senior Vice President and Chief Financial Officer of the New Orleans Hornets; past President of Business Operations and Alternate Governor, Nashville Predators; Director and past Chairman, Nashville's Adventure Science Center.

Terry E. London
Director since 1999. President and CEO, London Broadcasting Company, Inc.; past President, London Partners, LLC; past President and CEO, Gaylord Entertainment Company; Director, Pier 1 Imports.

W. Lee McCollum
Director since 2005. Vice Chairman and Director, Johnson Financial Group, Inc.; Chairman of the Board and Director, Le Groupe Fruits & Passion; Director, Sigma Aldrich Corporation; Director, Coastal South Bancshares, Inc.



Management Team

Front row (L-R): Dave Johnson, Bill Kelly, Alisa Swire, Kelly Grindle, Helen Johnson-Leipold

Back row (L-R): Joe Stella, John Moon, Sara Vidian, Cynthia Georgeson

Company Information

Enhancing Value

Corporate Secretary
Johnson Outdoors Inc.
555 Main Street
Racine, WI USA
53403-1015

For more information, contact:
Johnson Outdoors Inc.
Cynthia Georgeson, Vice President-Worldwide Communication
262-631-6600
cgeorges@johnsonoutdoors.com

To contact the Board of Directors directly, visit:
http://investor.johnsonoutdoors.com/contactBoard.cfm

Certain matters discussed in this report are "forward-looking statements" intended to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. Please see "Forward Looking Statements" in the 2011 Form 10-K for a discussion of uncertainties and risks associated with these statements.

www.johnsonoutdoors.com

Publisher: Cynthia Georgeson, Vice President-Worldwide Communication, Johnson Outdoors Inc.
Design: Lynne and Gil Leigh, Modern Media
Editor: Mary Jo Thome
Production Coordinator: Amy Helvick

Our Shared Values

Our values drive our commitment to abide by a Code of Conduct and the policies which support it. Each Johnson Outdoors employee, officer and director, and every agent, consultant and contract worker engaged by us, shares that commitment.

Our People, Our Greatest Strength

We employ and retain the best people, provide an enjoyable work environment and ensure fair and consistent treatment of employees.

A Superior Organization

We are committed to being highly innovative, delighting the consumer; to being a company of choice for our customers; and to being socially responsible.

A Winning Business Philosophy

We demonstrate superior leadership, passion for winning, high ethical standards and long-term thinking.





Lew Gilman: Innovator, artist, colleague

The Johnson Outdoors production floor in Old Town, Maine has been renamed the Lew Gilman Center of Inspiration, in memory of the man who invented the revolutionary roto-molding process for plastic boats. Lew found inspiration in the outdoors and painted a mural of northern Maine 's Brandy Pond on the wall of his office at the old factory. We recovered and restored the mural, placing it at the entrance of the manufacturing hub to remind everyone of Lew's pioneering spirit—and to encourage continuing innovation.

johnsonoutdoors.com

JOHNSON OUTDOORS

THE SPIRIT OF ADVENTURE